SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2003

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                                  .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)
Date:	August 11, 2003	By:	/s/ John Bennett

		[Print]	Name: John Bennett Title: Chief Executive Officer

For Immediate Release

BENNETT Environmental Awarded $7.1M Contract

Award May Triple With Successive Phases

Oakville, Ontario, August 8, 2003 - BENNETT Environmental Inc., a North American leader in the high temperature treatment of contaminated soils, announces that it has been awarded a contract to treat contaminated soil from a customer located in northeastern United States. This initial contract award is expected to increase to approximately $20M Cdn. based upon further site testing.

“Shipments are expected to commence within the month of August and brings the company’s contracted backlog to over $280M Cdn.”, said John Bennett, Chairman and CEO of Bennett Environmental. “With shipments from Resolution Island and Saglek Labrador in the Canadian North, Phase II and Phase III from the Federal Creosote Project in New Jersey, shipments from a large electrical manufacturer in Canada, along with this contract and several other smaller projects, our treatment facility already has 14,000 tonnes housed in our new Saint Ambroise Quebec storage facility. This volume is growing steadily and, in addition to operating the plant at full capacity starting in Q3 this year, we expect to have 40,000 tonnes in storage by the end of the year, and enough to carry us through the traditionally weather-sensitive winter months and spring shipping seasons.”

About BENNETT Environmental Inc.

BENNETT Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. BENNETT Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

BENNETT Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the BENNETT Environmental website at www.bennettenv.com, or contact John BENNETT at the Vancouver office (604) 681-8828 or Rick Stern at the Oakville office (905) 339-1540.

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